SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.   )*

Patent Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703070102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 703070102

1	NAME OF REPORTING PERSON Genesis Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,535,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,535,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Genesis Asset Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 173,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 173,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,300
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Genesis Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,829
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,829
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,829
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON IA, CO

1	NAME OF REPORTING PERSON Genesis Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 173,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 173,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,300
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON CO

ITEM 1(a).	Name of Issuer:

Patent Properties, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Two High Ridge Park

Stamford, Connecticut 06905

Item 2(a).	Name of Persons Filing:

The names of the persons filing this Schedule 13G are Genesis Opportunity Fund, L.P., a Delaware limited partnership (“Genesis Opportunity Fund”), Genesis Asset Opportunity Fund, L.P., a Delaware limited partnership (“Genesis Asset Opportunity Fund”), Genesis Capital Advisors LLC, a Delaware limited liability company (“Genesis Capital Advisors”), and Genesis Capital GP LLC, a Delaware limited liability company (“Genesis Capital GP”). Genesis Opportunity Fund, Genesis Asset Opportunity Fund, Genesis Capital Advisors and Genesis Capital GP are collectively referred to in this Schedule 13G as the “Reporting Persons.”

Genesis Capital GP is the general partner of Genesis Asset Opportunity Fund. Genesis Capital Advisors is the investment manager of Genesis Opportunity Fund and Genesis Asset Opportunity Fund. By virtue of these relationships, Genesis Capital GP may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned directly by Genesis Asset Opportunity Fund and Genesis Capital Advisors may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned directly by each of Genesis Opportunity Fund and Genesis Asset Opportunity Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

1212 Avenue of the Americas, 19th Floor

New York, New York 10036

Item 2(c).	Citizenship:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number:

703070102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Genesis Opportunity Fund, L.P.

(a) Amount beneficially owned: 1,535,529

(b) Percent of class: 7.4%

(c) Number of shares of Common Stock as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,535,529

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,535,529

Genesis Asset Opportunity Fund, L.P.

(a) Amount beneficially owned: 173,300

(b) Percent of class: 0.8%

(c) Number of shares of Common Stock as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 173,300

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 173,300

Genesis Capital Advisors LLC

(a) Amount beneficially owned: 1,708,829

(b) Percent of class: 8.2%

(c) Number of shares of Common Stock as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,708,829

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,708,829

Genesis Capital GP LLC

(a) Amount beneficially owned: 173,300

(b) Percent of class: 0.8%

(c) Number of shares of Common Stock as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 173,300

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 173,300

The above amounts are based on the 20,741,572 shares of the Issuer’s common stock outstanding as of November 12,2014, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed by the Issuer with the Securities Exchange Commission on November 13, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2015

Genesis Opportunity Fund, L.P.

By:	Genesis Capital Advisors LLC
Its:	General Partner

By:	/s/ Ethan Benovitz
Name:	Ethan Benovitz
Title:	Managing Member

Genesis Asset Opportunity Fund, L.P.

By:	Genesis Capital GP LLC
Its:	General Partner

By:	/s/ Ethan Benovitz
Name:	Ethan Benovitz
Title:	Managing Member

Genesis Capital Advisors LLC

By:	/s/ Ethan Benovitz
Name:	Ethan Benovitz
Title:	Managing Member

Genesis Capital GP LLC

By:	/s/ Ethan Benovitz
Name:	Ethan Benovitz
Title:	Managing Member